EXHIBIT 99.1

ITEM 7 INFORMATION

Certain of the securities being reported on by Eugénie Patri Sébastien S.A. on this Schedule 13G are actually held by EPS Participations S.à.R.L., a direct wholly-owned subsidiary of Eugénie Patri Sébastien S.A.

Certain of the securities being reported on by Marcel Herrmann Telles on this Schedule 13G are actually held by MHT Benefit Holding Company Ltd., a company controlled by Marcel Herrmann Telles.

Certain of the securities being reported on by Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira on this Schedule 13G are actually held by LTS Trading Company LLC, an entity controlled jointly by Marcel Herrmann, Jorge Paulo Lemann and Carlos Alberto Sicupira.

(Item 7 Information)